

Mail Stop 3720

August 14, 2017

William J. Burns
Chief Financial Officer
Cross Country Healthcare, Inc.
5201 Congress Avenue
Boca Raton, FL 33487

     Re: Cross Country Healthcare, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2016
            Filed March 3, 2017
            Form 10-Q for Fiscal Quarter Ended June 30, 2017
            Filed August 4, 2017
            File No. 000-33169

Dear Mr. Burns:

     We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Results, page 30

1.   We note that your Physician Staffing segment revenue has continued to decline over the past three years and that it has increasingly constituted a smaller percentage of total revenue (2014=20%; 2015=15%; 2016=12%). In future filings, please discuss whether this is indicative of a negative trend in your results of operations and address the reason underlying the lower volume of physician staffing days filled for this segment in recent years.

Form 10-Q for Fiscal Quarter Ended June 30, 2017

Condensed Consolidated Statements of Operations, page 2

2.   We note that your presentation of gross profit is based on cost of services which excludes
        depreciation and amortization expense in its calculation. Please present a gross profit
        measure that allocates the appropriate amount of depreciation and amortization expense
        to cost of services. Alternatively, delete the gross profit line item and revise the
        description of the cost of services line item to make it clear that it excludes depreciation
        and amortization expense. Refer to SAB Topic 11-B. Further comply with these
        comments in your Form 8-K.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Carlos
Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding
comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief, at (202) 551-
3257, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications